==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)
                                 ---------------

                               SMALLWORLDWIDE PLC
                       (Name of Subject Company (Issuer))
                                 --------------

                         GE POWER SYSTEMS EQUITIES, INC.
                            GENERAL ELECTRIC COMPANY
                                   (Offerors)
       (Names of Filing Persons (identifying status as offeror, issuer or other persons))
                                 --------------

      ORDINARY SHARES, OF (POUND)0.01 EACH, AND AMERICAN DEPOSITARY SHARES,
                      EACH REPRESENTING ONE ORDINARY SHARE
                         (Title of Class of Securities)

                     83168P108 (AMERICAN DEPOSITARY SHARES)
                      (CUSIP Number of Class of Securities)
                                 --------------

                               JAMES M. WATERBURY
                            GENERAL ELECTRIC COMPANY
                              4200 WILDWOOD PARKWAY
                             ATLANTA, GEORGIA 30339
                            TELEPHONE: (770) 859-6378
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                 MARY A. BERNARD
                                 KING & SPALDING
                           1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                            TELEPHONE: (212) 556-2100
                                -----------------

                            CALCULATION OF FILING FEE

================================================================================
         TRANSACTION VALUATION                    AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
               $211,874,900*                             $ 42,375
================================================================================

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding ordinary shares, nominal value (pound)0.01 per share (the "Ordinary Shares"), and American Depositary Shares each representing one Ordinary Share (the "ADSs", and together with the Ordinary Shares, the "Shares"), of Smallworldwide plc at a price of $20.00 per Share. As of August 17, 2000, there were 10,593,745 Shares outstanding, including Shares subject to outstanding stock options. The amount of the Filing Fee calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 1/50th of 1% of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:      $42,375               Filing Party:  GE Power Systems Equities, Inc.
                                                                           General Electric Company
         Form or Registration No.:    Schedule TO           Date Filed:    August 24, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
   |X| third-party tender offer subject to Rule 14d-1.
   |_| issuer tender offer subject to Rule 13e-4.
   |_| going-private transaction subject to Rule 13e-3.
   |_| Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

==============================================================================

      This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 24, 2000, as amended by Amendment No. 1 filed on August 25, 2000, Amendment No. 2 filed on September 25, 2000 and Amendment No. 3 filed on October 2, 2000 (as amended, the "Schedule TO"), by GE Power Systems Equities, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of General Electric Company, a New York corporation ("GE"). The Schedule TO relates to the offer by the Offeror and GE to purchase all of the outstanding (1) ordinary shares, nominal value of (pound)0.01 each ("Ordinary Shares"), and (2) American Depositary Shares ("ADSs"), each representing one Ordinary Share and evidenced by American Depositary Receipts ("ADRs") of Smallworldwide plc, a public limited company incorporated under the laws of England and Wales ("Smallworld"). The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 24, 2000 (the "Offer to Purchase"), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), the related Letter of Transmittal, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(B) , and the related Form of Acceptance, a copy of which was filed with the Schedule TO as Exhibit
(a)(1)(C) (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"). The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

      Items 1, 4 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

      "The initial offer period of the Offer expired at 9:30 a.m., New York City time and 2:30 p.m., London time, on October 2, 2000. The 90% minimum tender condition has been satisfied and the Offer has been declared unconditional in all respects. The subsequent offer period commenced on October 3, 2000 and will expire at 9:30 a.m., New York City time and 2:30 p.m., London time, on Tuesday, October 31, 2000, unless otherwise extended. Payment for Shares properly tendered and not withdrawn by 9:30 a.m., New York City time and 2:30 p.m., London time, on October 2, 2000 will be paid promptly. Shares tendered during the subsequent offer period may not be withdrawn, and Shares properly tendered during the subsequent offer period will be immediately accepted and paid for promptly.

      On October 3, 2000, the Offeror issued a press release that announced the expiration of the initial offer period and the commencement of the subsequent offer period, set forth the number of Shares that had been tendered pursuant to the Offer and not withdrawn as of 9:30 a.m., New York City time and 2:30 p.m., London time, on October 2, 2000, and stated that appropriate proposals would be made to Smallworld's optionholders. A copy of the press release issued by the Offeror on October 3, 2000, is filed herewith as Exhibit 99.5 and is incorporated by reference herein."

ITEM 12.  EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

"99.5    Press release issued on October 3, 2000."

                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    GENERAL ELECTRIC COMPANY


                                    By: /s/ JAMES M. WATERBURY
                                       ---------------------------------
                                       Name:   James M. Waterbury
                                       Title:  Attorney-in-Fact


                                    GE POWER SYSTEMS EQUITIES, INC.


                                    By: /s/ JAMES M. WATERBURY
                                       ---------------------------------
                                       Name:   James M. Waterbury
                                       Title:  Attorney-in-Fact

Date: October 4, 2000

                                  EXHIBIT INDEX


EXHIBIT NO.     DOCUMENT
-----------     --------
*(a)(i)(A)      Offer to Purchase dated August 24, 2000.

*(a)(1)(B)      Form of Letter of Transmittal.

*(a)(1)(C)      Form of Acceptance.

*(a)(1)(D)      Form of Notice of Guaranteed Delivery.

*(a)(1)(E)      Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks,
                Trust Companies and Nominees.

*(a)(1)(F)      Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                Companies and Nominees.

*(a)(1)(G)      Guidelines for Certification of Taxpayer Identification Number on Substitute
                Form W-9.

*(a)(1)(H)      Press announcement released in the U.K. on August 17, 2000.  (incorporated by reference to Exhibit 99(a)(2) to Schedule TO filed by General Electric Company and
                GE Power Systems Equities, Inc. on August 17, 2000.)

*(a)(1)(I)      Joint press release issued by GE and Smallworld on August 17, 2000. (incorporated by reference to Exhibit 99(a)(1) to Schedule TO filed by General Electric Company and
                GE Power Systems Equities, Inc. on August 17, 2000.)

*(a)(1)(J)      Summary advertisement as published in the U.S. on August 24, 2000.

*(a)(2)         Recommendation Statement on Schedule 14D-9.

 (b)            None.

*(d)(1)         Acquisition Agreement dated August 16, 2000 between General Electric Company and
                Smallworldwide plc (incorporated by reference from Annex B to the Offer to
                Purchase filed as Exhibit (a)(1)(A) hereto).

*(d)(2)         Form of Irrevocable Undertaking executed by each of Martin Cartwright, Richard
                Green and Richard Newell and GE Power Systems Equities, Inc.

*(d)(3)         Deed of Irrevocable Undertaking executed by C. Warren Ferguson and GE Power
                Systems Equities, Inc.

*(d)(4)         Form of Irrevocable Undertaking executed by each of Timothy Cadman and Ronald
                Posner and GE Power Systems Equities, Inc.

*(d)(5)         Form of Irrevocable Undertaking executed by each of Peter Batty, Peter Britnell,
                Joan Myhill and David Theriault and GE Power Systems Equities, Inc.

*(d)(6)         Form of Irrevocable Undertaking executed by each of Mark Diskin and Wolfgang
                Chittka and GE Power Systems Equities, Inc.

*(d)(7)         Service Agreement dated August 16, 2000 between Richard G. Newell and General
                Electric Company.

*(d)(8)         Service Agreement dated August 16, 2000 between C. Warren Ferguson and General
                Electric Company.

*(d)(9)         Service Agreement dated August 16, 2000 between Martin A. Cartwright and General
                Electric Company.

*(d)(10)        Service Agreement dated August 16, 2000 between Richard Green and General Electric
                Company.

*(d)(11)        Confidentiality Agreement dated August 2, 2000 between General Electric Company and Smallworldwide plc.

 (g)            Not applicable.

 (h)            Not applicable.

*99.1           Power of Attorney.

*99.2           Board Resolution of GE Power Systems Equities, Inc.

*99.3           Newspaper Advertisement published on August 25, 2000 in the Financial Times.

*99.4           Press release issued on September 22, 2000.

 99.5           Press release issued on October 3, 2000.

----------------
* Previously Filed.